Exhibit 4.16
ENGLISH TRANSLATION
EQUITY PLEDGE CONTRACT
DATED FEBRUARY 13, 2009
by
CYBER POWER GROUP LIMITED
and
FINE SILICON CO., LTD
and
GOLD SUN DAY LIMITED

Equity Pledge Contract
PREAMBLE
THIS EQUITY PLEDGE CONTRACT (the Contract) is made on _____ 2009
BY AND AMONG
(1)	Cyber Power Group Limited, a limited liability company incorporated in the British Virgin Islands with its legal registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the Chargor);

(2)	Fine Silicon Co., Ltd, a wholly foreign-owned enterprise incorporated in the PRC with its legal registered address at (the Company); and

(3)	Gold Sun Day Limited, a limited liability company incorporated in British Virgin Islands with its legal address at P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110 as chargee (the Chargee).
In this Contract, the Chargee, the Chargor and the Company are collectively referred to as the Parties and each of them is referred to as a Party.
RECITAL:
(1)	Yingli Energy (China) Co., Ltd., a wholly foreign owned company established in the PRC (the Borrrower), entered into a credit agreement dated 24 January 2009 with the Chargee (the Credit Agreement), whereby the Chargee intends to make available to the Borrower a loan in the amount of up to USD80,000,000 (the Loan). The principal of the Loan shall be determined on the basis of the amount of actual drawdown.

(2)	The Chargor holds 100% of equity interest in the Company’s registered capital of USD140,000,000. The Chargor and the Borrower are under common control by the same controller (i.e. YGE as defined under the Credit Agreement).

(3)	In order to ensure the full discharge of the Secured Obligations, the Chargor has agreed to grant the Chargee security interest in connection with all of rights, title and interest over, of and in the Charged Shares subject to terms and conditions of this Contract.
The Parties agree upon the following terms and conditions through consultation in order to fully perform this Contract:
1.	DEFINITIONS

1.1	In this Contract, unless the context requires otherwise:
“Approval Authority” means the Ministry of Commerce or its applicable local authority that has issued the currently effective certificate of approval of the Company.
“Dividends” means all present and future:
(a)	dividends and distributions of any kind received or receivable in respect of any Charged Shares held by the Chargor in the Company;

(b)	rights, shares, money or other assets accruing or offered by way of redemption, bonus, option or otherwise in respect of any Charged Shares held by the Chargor in the Company;

(c)	allotments, offers and rights accruing or offered in respect of any Charged Shares held by the Chargor in the Company; and

(d)	other rights and assets attaching to, deriving from or exercisable by virtue of the ownership of, Charged Shares held by the Chargor in the Company.
“Effective Date” means the date that this Contract has been approved by the Approval Authority and registered with the Registration Authority.
“Shares” mean shares that the Chargor holds in the registered capital of the Company. At the time when this Contract is signed, the registered capital of the Company is USD140,000,000 and the Chargor holds 100% of shares in the Company.
“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.
“Lien” means any lien, pledge, mortgage, security interest, claim, lease, license, charge, option, right of first refusal, easement, servitude, transfer restriction, encumbrance or any other similar restriction or limitation whatsoever.
“Charged Shares” mean all the equity interest held by the Chargor as a shareholder by virtue of its USD140,000,000 capital contribution to the Company’s existing registered capital and all the equity interest held by the Chargor by virtue of its contribution to any increase in registered capital of the Company before the Secured Obligations are fully discharged.
“PRC” means the People’s Republic of China, and for purpose of this Contract, does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.
“Registration Authority” means the applicable administrative authority of industries and commerce that has issued the currently effective business license of the Company.
“Registered Capital” means all the registered capital of the Company from time to time.
“Secured Obligations” mean all the existing and future liabilities and obligations of the Borrower owed to the Chargee under the Credit Agreement, including without limitation the repayment of the Loan and the payment of the interest accrued thereon, overdue interest, compound interest, indemnities, break costs, liquidated damages and other costs, expenses and payables in relation thereto, as determined in accordance with the Credit Agreement. If the Credit Agreement is declared void, the Secured Obligations shall be the obligations which the Borrower owes to the Chargee under the invalid Credit Agreement, including but not limited to the repayment of the principal, and the payment for indemnities, compensation and various expenses.
“Offshore Account Charge” means a document dated ______ and entered into between the Chargor and the Chargee in connection with a charge created over offshore accounts maintained in the name of the Chargor.
“Security Account” means an account charged in favour of the Chargee in accordance with the Offshore Account Charge.

“Material Adverse Effect” means a material adverse effect on:
(a)	the business, prospects or financial condition of the Chargor, the Company and its subordinates or of all of them as a whole;

(b)	the ability of the Chargor or the Company to perform its obligations under this Contract;

(c)	the validity, enforceability or ranking of this Contract;

(d)	termination, ceassation of operations or business suspension of the Chargor, the Company and its subordinates.
This Contract is subordinate to the Credit Agreement. Any terms used in this Contract shall have the same meaning given to them in clause 1 of the Credit Agreement unless defined otherwise in this Contract.
1.2	The following terms are defined in the indicated clause or Schedule:

Borrower	Recital (1)

Company	Recital (2)

Contract	Preamble

Default	Clause 6.1

Loan	Recital (1)

Credit Agreement	Recital (1)

Party or Parties	Preamble

Chargee	Preamble

Chargor	Preamble
1.3	References herein to any Clause shall be construed as references to such clause under this Contract unless the context otherwise requires.

1.4	References to a Party shall, where the context permits, include such Party’s successors and permitted assigns.

1.5	The headings are inserted for convenience only and shall not affect the interpretation of this Contract.

1.6	Unless the context requires otherwise, words importing the singular include the plural and vice versa, and pronouns importing a gender include each of the masculine, feminine and neuter genders.

1.7	References to the knowledge, information, belief or awareness of any Person shall be deemed to include the knowledge, information, belief or awareness such Person would have if such Person had made reasonable inquiries.

2.	SECURITY INTEREST

2.1	Grant of Security Interest

As security for the Borrower’s full discharge of the Secured Obligations on time, the Chargor hereby grants to the Chargee a continuing security interest of first priority in the Charged Shares and their Dividends, which is subject to no other Liens. The Chargee has the first priority in proceeds arising from disposal of the Charged Shares and Dividends.

2.2	Share Register

The Chargor and the Company shall record such charge in the share register of the Company at the time when this Contract is signed, and deliver to the Chargee a photocopy of the updated share register reflecting such charge with a corporate seal of the Company affixed thereto.

2.3	Approval and Registration

Within 64 days after this Contract is signed, the Chargor and the Company shall complete all of the following approval and registration:

2.3.1	to obtain all relevant approval documents from the Approval Authority related to the approval of the Security Interest granted under this Contract ; and

2.3.2	to register the Security Interests granted under this Contract with the Registration Authority.

3.	REPRESENTATIONS AND WARRANTIES OF THE CHARGOR AND THE COMPANY

3.1	Representations and Warranties

The Chargor and the Company hereby represent and warrant to the Chargee that:
(a)	each of the Chargor and the Company will deliver to the Chargee the latest articles of association, business licence and approval certificates;

(b)	the Chargor is a limited liability company duly established and validly existing under the laws of British Virgin Islands, and it has the full power and authority to enter into, execute and deliver this Contract and to perform its obligations under this Contract;

(c)	the execution and delivery by the Chargor and the Company of this Contract and the performance by the Chargor and the Company of their respective obligations hereunder have been respectively and duly authorized by all necessary corporate or other action of the Chargor and the Company;

(d)	assuming the due authorization, execution and delivery hereof by the Chargee, this Contract constitutes the legal, valid and binding obligation of the Chargor;

(e)	the execution, delivery and performance of this Contract by the Chargor and the Company will not (i) violate any provision of the organizational or constitutional documents of the Chargor or the Company; (ii) require the Chargor or the Company to obtain any consent, approval or action of, or make any filing with or giving any notice to, any governmental authority in the Chargor’s or the Company’s country of organization or any other person pursuant to any instrument, contract or other agreement to which the Chargor or the Company is a party or by which the Chargor or the Company is bound, other than any such consent, approval, action or filing that has already duly obtained or made, or required under Section 2.3; (iii) conflict with any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default or violation of any of the terms and conditions under, any instrument, contract or other agreement to which the Chargor or the Company is a party or by which the Chargor or the Company is bound; (iv) violate any order, judgment or decree against, or binding upon, the Chargor or the Company or upon its respective shares, properties or businesses; or (v) violate any law or regulation of the Chargor’s or the Company’s country of organization or any other country in which it maintains its principal office;

(f)	the Chargor is the sole legal and beneficial owner of, and has sole and valid title to the Charged Shares, and the Charged Shares are free of any and all options to purchase or similar rights of, or claims of, any other Person or any other Liens, except the Security Interest created by this Contract;

(g)	the Company is a wholly foreign owned enterprise duly established and validly existing under the laws of the PRC; the registered capital of the Company has been fully paid off; the Charged Shares constitute the entire registered capital of the Company, and represent all the capital contribution which the Company has received;

(h)	except for the stamp duty, no tax, fee, withholding tax and other expenses will be payable in connection with execution, delivery and performance of this Contract in the PRC; and

(i)	all the information related to the execution and performance of this Contract which has been provided to the Chargee by the Chargor, the Company or their respective agents, employees or representatives is true, complete and accurate and is not misleading in any material respect.
3.2	Repetition

Each of the representations and warranties in Clause 3.1 (other than those set out in Clause 3.1(h)) is deemed to be made by the Chargor and the Company, by reference to the facts and circumstances then existing, on the execution date, the Maturity Date and at all times during the continuance of this Contract.

4.	UNDERTAKINGS OF THE CHARGOR AND THE COMPANY

4.1	No Disposal

Except as permitted under this Contract, the Chargor shall not sell, assign, transfer, donate, pledge or otherwise encumber in any manner any of the Charged Shares and the Dividends without the prior written consent of the Chargee.

Except as permitted under this Contract, the Chargor and the Company shall not dispose of any assets of value in annual aggregate exceeding 5% of the net asset value without the prior written consent of the Chargee. The Chargor and the Company shall not expand production capacity in connection with any ongoing project with an annual production capacity of 3,000 tons, without the prior written consent of the Chargee.

4.2	No Dilution

The Chargor and the Company shall not issue any shares of stock or other securities in addition to or in substitution for the Charged shares without the prior written consent of the Chargee. If the Chargor increases its contribution to the registered capital of the Company, all shares and the Dividends held by the Chargor as a result of such capital increase shall also form part of the Charged Shares and Dividends hereunder. If any approval from the Approval Authority or registration with the Registration Authority is required, the Chargor and the Company undertakes to complete such approval and registration formalities when applying for or registering the capital increase.

4.3	Actions Regarding Charged Shares

The Chargor and the Company shall immediately notify the Chargee in writing of the occurrence or potential occurrence of any actions, suits, claims or legal, administrative or arbitral proceedings or governmental inquiries, actions or investigations in relation to the Charged Shares and the Dividends.

4.4	Material Adverse Effect on the Company

Neither the Chargor nor the Company shall do or omit to do any act which act or omission would have a material adverse effect on the Charged Shares or the Security Interest created on the Charged Shares and the Dividends by this Contract. In case of any material adverse effect as set forth hereunder, the Chargor and the Company shall immediately notify the Chargee in writing.

4.5	Defense of the Chargor and the Company

The Chargor and the Company shall defend, at their own cost, the Chargee’s rights, title, lien and Security Interests in and to the Charged Shares and the Dividends against the claims and demands of all Persons whosoever regarding the Charged Shares and the Dividends.

4.6	Further Assurance

Whenever requested by the Chargee, the Chargor and the Company shall promptly execute all such other instruments, and promptly do all such other things, as may be necessary or advisable in order to further and more fully vest in the Chargee all rights, interests, powers, benefits, privileges and advantages conferred or intended to be conferred by this Contract, or for the purpose of facilitating the full realization of the Security Interests hereunder, including but not limited to submitting all applications to the Approval Authority and/or the Registration Authority and providing all documents as required by such authorities.

4.7	Undertakings of the Chargor in connection with Financial Indicators and the Company’s Project Construction Schedule

4.7.1	Undertakings of the Chargor in connection with Financial Indicators
(a)	The ratio of the consolidated indebtedness to shareholders’ equity of the Chargor will be less than or equal to 1.25;

(b)	The consolidated BVI Key Subsidiary Debt Service Coverage Ratio (as defined in the YGE Guarantee and Undertaking Agreement listed in Schedule 2 of the Credit Agreement) of the Chargor will be more than or equal to 1;
4.7.2	Undertakings of the Chargor in connection with the Company’s Project Construction Schedule
(a)	prior to 28 February 2009, a land grant contract will be entered into with the land and resources bureau in connection with the land use right for the land of phase 1 with an area of 800 mu, and the state-owned land use right certificate will be obtained;

(b)	prior to 31 March 2009, with respect to the 3000 ton polysilicon project of phase 1, the construction planning permit, the construction permit, the approval for fire control and the approval for environment assessment of the third 1000 ton project will be obtained;

(c)	within 20 months from the drawdown date of the Loan under the Credit Agreement, the environment inspection, the fire control inspection, the production equipment safety inspection and the construction completion inspection in respect of the 3000 ton polysilicon project of phase 1 will be completed and the relevant title certificate will be obtained;

(d)	within 22 months from the drawdown date of the Loan under the Credit Agreement, the safety inspection of hazardous chemicals will be completed and the waste discharge licence will be obtained;

(e)	within 1 month from the drawdown date of the Loan under the Credit Agreement, design and procurement of facilities and equipment will be completed; within 9 months from the drawdown date of the Loan, the trial run of key equipment such as the silane system and reactors will be completed; within 10 months from the drawdown date of the Loan, installation and trial operation of 5 Siemens reactors will be completed; within 13 months from the drawdown date of the Loan, the annual production capacity of 1,500 tons will be attained; within 16 months from the drawdown date of the Loan, the annual production capacity of 3,000 tons will be attained.
4.8	Inspection and Supervision

The Chargee is entitled to inspect on its own or appoint the independent third party (including but not limited to technical advisors and financial advisors) to inspect the following matters. The Chargor and the Company must comply with such inspection and provide assistance:

4.8.1	to inspect financial revenue and expenditure, financial records and other information of the Chargor and its subsidiaries;

4.8.2	to inspect the development status of the ongoing 3,000 ton polysilicon project of the Company, including but not limited to the project progress, the project quality, inspecting whether the project progress corresponds to the budget, whether there are any technical issues, whether the financial revenue and expenditure and financial records are reasonable, and all the other matters relevant to such project. The Chargor and the Company shall provide assistance. Should the Chargee or the third party appointed by it wish to photocopy relevant documents during the inspection, the Chargor and the Company shall provide them with the photocopies requested.
4.9	No Loan

The Chargor warrants that at the time of execution of this Contract, there is no loan provided by or borrowring to the Chargor or all of its affiliated companies, and the Chargor and the Company undertake that the Chargor, the Company and all of their affiliated companies will not provide any third party with loans or obtain any borrowring from any third party in the future without the prior written consent of the Chargee.

4.10	No Security Provided

The Chargor and the Company warrant that at the execution of this Contract, the Chargor, the Company and all of their affiliated companies have not provided, by any means to, any third party with security, and undertake that the Chargor, the Company and all of their affiliated companies will not provide, by any means, to any third party with security in the future without the prior written consent of the Chargee.

4.11	No Merger, Amalgamation or Acquisition

The Chargor, the Company and all of their affiliated companies warrant that at the execution of this Contract, they are not carrying out any merger, amalgamation or acquisition, nor being merged, amalgamated or acquired in any form, and undertake that the Chargor, the Company and all of their affiliated companies will not carry out any merger, amalgamation or acquisition nor be merged, amalgamated or acquired in the future without the prior written consent of the Chargee.

4.12	No Amendment to the Articles of Association and No Change of Control or Actual Controller

The Chargor and the Company undertake that the articles of association of the Company will not be amended without the prior written consent of the Chargee and that no change will occur to the control or the actual controller before the Secured Obligations are fully discharged.

4.13	Timely Provision of Financial Statements

Within 120 days after the end of each year, the Chargor shall provide the Chargee with a full set of unaudited financial reports (including the balance sheet, income statement, and cash flow statement) of the preceding year, and shall provide, within 60 days after the end of each quarter, the Chargee with a full set of unaudited financial reports of the preceding quarter (including the balance sheet, income statement, and cash flow statement).

Within 120 days after the end of each year, the Company shall provide the Chargee with a full set of financial reports (including balance sheet, income statement, cash flow statement and audit report) of the preceding year prepared in accordance with PRC accounting principles and audited by an accounting firm acceptable to the Chargee, and shall provide, within 60 days after the end of each quarter, the Chargee with a full set of unaudited financial reports of the preceding quarter (including balance sheet, income statement, and cash flow statement) prepared in accordance with PRC accounting principles.
4.14	Undertakings of Environment Protection

The Chargor and the Company shall comply with all environment protection requirements under PRC laws and regulations and obtain all necessary approvals from the environment authorities for all its projects. Each of the Chargor and the Company shall warrant that it has never breached and will not breach any provisions related to environment protection under PRC laws and regulations.

4.15	Compliance with Law

The Chargor and the Company shall comply with and shall not breach mandatory provisions under laws and regulatory documents applicable to them including laws, regulations and rules.

4.16	Offshore Charge Registration

Within 30 days after this Contract is signed, the Chargor shall:
(a)	instruct its registered agent to create and maintain a Register of Charges for the Chargor in accordance with Section 162 of the Business Companies Act 2004 of the British Virgin Islands (the Register of Charges) and to enter particulars of the security interests created pursuant to this Contract in the Register of Charges; and

(b)	instruct its registered agent to effect registration of this Deed at the Registry of Corporate Affairs pursuant to Section 163 of the Business Companies Act 2004 of the British Virgin Islands.
Within 3 days from the date of receipt of the certificate of registration issued by the Registrar of Corporate Affairs, the Chargor shall deliver or procure to be delivered to the Chargee such certificate of registration as soon as possible.
5.	RIGHTS PERTAINING TO CHARGED SHARES

5.1	Voting and Other rights

5.1.1	Subject to Section 5.1.2, except otherwise instructed by the Chargee in writing, the Chargor shall be entitled to exercise or direct the exercise of the voting and other rights attached to the Charged Shares as it sees fit provided that:
(a)	it does so for a purpose not inconsistent with the Credit Agreement or any other Finance Document; and

(b)	the exercise or failure to exercise those rights would not have an adverse effect on the value of the Charged Shares and the Dividends and would not otherwise prejudice the interests of the Chargee.
5.1.2	Chargee’s Rights

At any time upon occurrence of a event of default under Clause 6 hereof and/or an event of default by the Borrower under Clause 21 of the Credit Agreement:
(a)	the Chargee shall be entitled to exercise or direct the exercise of the voting and other rights attached to any Charged Shares as it sees fit; and

(b)	and the Chargor and the Company shall comply or procure the compliance with any directions of the Chargee in respect of the exercise of those rights and shall promptly execute and/or deliver to the Chargee such forms of proxy or power of attorney as it may require in connection with that exercise.
5.2	Receiving Dividends

5.2.1	Whether prior to or after the Security Interests created by this Contract become enforceable, the Company shall deposit to the Security Account such cash income as dividends and distributions obtained from the Charged Shares. After the Security Interests created by this Contract become enforceable, such cash income shall be immediately paid to the Chargee upon the Chargee’s instruction.

5.2.2	After the Security Interests created by this Contract become enforceable, the Chargor will direct, according to the written request of the Chargee, that any Dividends or other payments which it or its nominee as holder thereof may be entitled to receive in respect of any of the Charged Shares be paid to the Chargee for payment of the Secured Obligations.

5.3	Rights of Inspection and Supervision of the Company and the Company’s 3000-ton Polysilicon Project

5.3.1	The Chargee is entitled to conduct, by itself or by relevant technicians of an independent third party as appointed by the Chargee, onsite supervision of the Company’s ongoing 3000-ton polysilicon project. In order to understand the status of the project, such supervision may be conducted by taking the following steps:

5.3.1.1	receive status reports on the Company’s polysilicon project from the key management of the Company;

5.3.1.2	review such financial documents as financial statements, accounting vouchers, accounting books, and other relevant materials of the Company and the polysilicon project at any time;

5.3.1.3	to inspect the financial and capital status of the Company.

The Borrower shall cooperate with the Chargee and persons appointed by the Chargee in connection with the above-mentioned activities.

5.3.2	After the Company’s 3000-ton polysilicon project commences operation (operation meaning any production activity in connection with the project, including commissioning and partial operation), the Chargee and persons appointed by the Chargee are entitled to review at any time any product sales agreements. The Company shall notify the Chargee five days prior to execution of any material product sales agreement. Material product sales agreement means sales agreements of 100 ton or more.

6.	DEFAULT

6.1	Default Event

The Chargor and the Company shall be deemed in default of this Contract if any of the following default events (each as a Default) occur:
6.1.1	any warranty or representation made by the Chargor and the Company hereunder is materially untrue or erroneous; and/or the Chargor and the Company breaches any other obligation under Clauses 2, 3, 4 or 5 hereof ; and/or there is any litigation in relation to the Charged Shares under Clause 4.3 hereof; and/or there is any Material Adverse Effect on the Company and the Chargor as provided under this Contract;

6.1.2	The Chargor or the Company ceases operation, is dissolved or subject to an order to cease operation, bankrupt or liquidate, its business license is revoked by administration of industry and commerce, its production safety license is revoked by safety supervision administration, its pollution discharge license is revoked by environmental protection administration or any material production safety accident occurs in the Company;

6.1.3	The Chargor or the Company is involved in any dispute, lawsuit, arbitration, administrative proceedings or other legal proceedings or government enquiry, action or investigation or any default under any material contract that, in reasonable opinion of the Chargee, will have material adverse impact on the ability of the Chargor or the Company to perform its obligations hereunder;

6.1.4	The Chargor or the Company directly or indirectly transfer assets of the Company.

7.	REALIZATION OF SECURITY INTERESTS

7.1	If any of the following events occur, the Chargee shall have the right to realize the Security interests by disposal of the Charged Shares and the Dividends in any one or combination of the means described under Clause 7.2:

7.1.1	In case of any event of default under Clause 21 of the Credit Agreement, the Chargee notifies the Borrower in writing that the Secured Obligations become immediately due and payable in accordance with clause 21.2 of the Credit Agreement, and the Borrower fails to immediately and fully discharge the Secured Obligations after the said written notice from the Chargee is delivered to the Borrower;

7.1.2	The Borrower fails to prepay the Loan when it is required to prepay such Loan in accordance with Clauses 11.2 to11.4 of the Credit Agreement.

7.1.3	The Borrower fails to discharge the Secured Obligations as agreed upon maturity of the Loan;

7.1.4	The Chargor agrees to use the proceeds from disposal of the Security Interests to discharge the Secured Obligations in priority;

7.1.5	Other circumstances where the Chargee has the right to exercise the Security Interests in accordance with PRC laws and regulations.

7.2	Means of realization of Security Interests

The Chargee may realize the Security Interests by any or combination of the following means:

7.2.1	To require the Chargor and the Company to directly pay to the Chargee the Dividends in cash payable to the Chargee or already paid to the Chargee in accordance with Clause 5.2 hereof;

7.2.2	Dispose the Charged Shares by auction or sale and get repaid in priority from the proceeds of such auction or sale;

7.2.3	The Charged Shares are transferred to the Chargee at a price agreed by the two Parties, which, after first being set off against the Secured Obligations, will be paid to the Chargor (if any balance);

7.2.4	To dispose of the Charged Shares by other means permitted under PRC laws and regulations and to be repaid in priority from the proceeds of such disposal.

8.	PROVISION OF DOCUMENTS AND IMPLEMENTATION OF ACTION

8.1	When the Chargee realizing the Security Interests, the Chargor and the Company shall provide the Chargee or its representative with documents necessary or desirable for realization of the Security Interests as required by the Chargee. The Chargor and the Company shall promptly execute all documents and take all actions necessary or desirable for realization of the Security Interests in accordance with Clause 7 hereof. Notwithstanding the general provisions above, the Chargor and the Company shall endeavor to complete or assist the Chargee in completing all approval and/or registration formalities with governmental authorities (including but not limited to the Approval Authority and the Registration Authority) in respect of the disposal of the Charged Shares.

9.	INDEMNITIES

The Chargor shall indemnify the Chargee against all loss, liabilities, damages, expenses and costs incurred by the Chargee arising from the realization of the Security Interests under Clause 7 hereof or performance of the terms and conditions of this Contract, and all litigation, legal proceedings, claims, demands, expenses and costs potentially incurred, suffered or generated by the Chargee due to failure of the Chargor or the Company to perform or comply with any of undertakings and provisions as set out in this Contract and any act or omission of the Chargor or the Company in connection with the Shares in any respect, unless such loss, liabilities, damages, expenses and costs are caused by the Chargor’s wilful default, bad faith or wilful misconduct.

10.	EFFECTIVENESS AND TERMINATION

10.1	Term

This Contract shall become effective on the date when the Security Interests are recorded in the register of members of the Company and remain effective until the earlier of (i) the discharge in full of the Secured Obligations, or (ii) the completion of the disposal of the Charged Shares in accordance with Clause 7 and being repaid in priority from the proceeds of such disposal.

10.2	Effectiveness of Security interests

The Security Interests created by this Contract shall become effective from the Effective Date.

10.3	Release

Upon the discharge in full of the Secured Obligations, the Security Interests created by this Contract shall be terminated, and the Chargor, the Chargee and the Company shall enter into such documents or take such acts as may be necessary to revise the Company’s register of members and release the charge created hereunder. The Chargor and the Company shall (if applicable) file such revised register with the Registration Authority and carry out all other procedures for the release of the Security Interest over the Charged Shares.

11.	GOVERNING LAW AND DISPUTE RESOLUTION

11.1	Governing Law

The execution, validity, interpretation and performance of and resolution of disputes under this Contract shall be governed by the PRC laws and regulations.

11.2	Dispute Resolution

In the event of any dispute with respect to the interpretation and performance of the provisions of this Contract, the Parties shall negotiate in good faith to resolve the dispute. In the event the Parties fail to reach an agreement through negotiations, any Party may bring lawsuit before a competent court in Hebei Province.

12.	MISCELLANEOUS

12.1	Communications

12.1.1	Notices: All notices or other communication in connection with the performance of this Contract which shall be given in writing shall be deemed delivered at the time indicated below:
(a)	in the case of a letter, at the time of actual receipt, or where it is not possible to confirm the time of actual receipt, at the time of receipt as indicated by the postmark;

(b)	in the case of a facsimile transmission, at the time of the generation of a transmission report confirming the recipient’s facsimile number, number of pages transmitted, and the successful conclusion of the transmission.
12.1.2	Address:

For the Chargor:
722 Cui Yuan Street, Baoding, Hebei Province
Postal code: 071051
Tel: +86-0312-8922599
Fax: +86-0312-8922500

For the Chargee:
c/o Asia Debt Management Hong Kong Limited
1008 ICBC Tower, 3 Garden Road Central, Hong Kong
Attention: Grace Tan/ Chris Chan
Tel: +852-2536-4567

Fax: +852-2147-2183

For the Company:
722 Cui Yuan Street, Baoding, Hebei Province
Postal code: 071051
Tel: +86-0312-8922599
Fax: +86-0312-8922500
12.1.3	Electronic communications: Except as required to be made in writing hereunder, any communication may be notified to the other Party via electronic mail, the respective email address of each of the Parties as follows:

Chargor:	Attention: Li Zongwei; Email address: bryan_li@yinglisolar.com

Company:	Attention: Li Zongwei; Email address: bryan_li@yinglisolar.com

Chargee:	Attention: Chen Meizhi; Email address: gt@admcap.com

Attention: Chen Peiying; Email address: cc@admcap.com
Where a notice is given via electronic mail, it shall only be valid if it is received by the recipient party in a readable format.
12.1.4	Any change to the address or facsimile number or email address of any Party shall be promptly notified to the other Parties. The Party with the obligation to give such notice shall be liable for any consequences arising from the failure to issue such notice.

12.2	Confidentiality

The Parties acknowledge that all information exchanged in connection with this Contract, whether orally or in writing, is confidential information and each Party shall keep all such information confidential and without prior written consent of the other Parties, shall not disclose any of such information to any third party, except:
(a)	such information is in the public domain other than as a result of disclosure by the Party receiving such information;

(b)	such disclosure is required by applicable laws or any rule or regulation of any stock exchange;

(c)	any Party shall keep confidential any information provided to such Party by the other Parties (or other persons on behalf of other Parties) in connection with this Contract, except that a Party has the right to disclose the following information:
(i)	any information made publicly available other than as a result of a breach of this Clause by such Party;

(ii)	any information in respect of any legal or arbitration proceedings;

(iii)	any disclosure required under any law or regulation;

(iv)	any disclosure to the government, bank, tax or other regulatory authority;

(v)	any disclosure to its professional consultant;

(vi)	any disclosure to any rating agency;

(vii)	any disclosure within the scope permitted under paragraph (d) below;

(viii)	any disclosure to another group member; or

(ix)	any disclosure agreed by the relevant party.
(d)	where the Chargee enters into (or may enter into) any transfer, share participation or hedge agreement in any form in connection with this Contract (or any other transaction in respect of which monies are payable in accordance with this Contract) with (or through) an affiliate or any person (third party), the Chargee may disclose to such third party:
(i)	copies of this Contract; and

(ii)	any information obtained by the Chargee in accordance with or in respect of this Contract, provided that, prior to receipt of any confidential information, such third party shall enter into an agreement with the Chargee, pursuant to which it agrees to keep such information confidential in accordance with this Clause as if such third party were the Chargee.
(e)	This Clause shall supersede any confidentiality undertakings by a Party before it becomes a party to this Contract.
12.3	Severability

If any term or other provision of this Contract is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Contract shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Contract so as to effect the original intent of the Parties as closely as possible in an acceptable manner to enable the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

12.4	Expenses

The Chargor shall pay all reasonable costs and disbursements of and incidental to this Contract, provided that if the Chargor intentionally or wilfully breaches this Contract, the Chargee shall be indemnified by the Chargor for all costs and disbursements related to such breach. The Chargor shall also pay and shall bear any tax liability imposed on the Parties which arises out of or in connection with this Contract.

12.5	Waiver

No failure or delay by any Party in exercising any right, power or remedy under this Contract shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by any Party of any breach by the other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.
12.6	Successors and Assigns

This Contract shall be binding upon the Parties, their respective successors and permitted assigns.

12.7	Survival

The provisions of this Contract (including without limitation the warranties in Section 3), insofar as the same shall not have been fully performed on the date of execution hereof, shall remain in full force and effect after the date of execution of this Contract.

12.8	Further Assurances

Each of the Parties agrees to expeditiously execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions and purposes of this Contract.

12.9	Amendment

This Contract may not be amended, modified or supplemented except by a written instrument executed by each of the Parties.

12.10	Language

This Contract is written in Chinese in nine copies, the Chargee holding four copies, the Chargor and the Company holding five copies.

IN WITNESS WHEREOF, the Parties have caused this Contract to be duly executed as of the date first above written.
Cyber Power Group Limited
Signed by: /s/ Zongwei Li
Name: Zongwei Li
Title:
Gold Sun Day Limited
Signed by: /s/ Grace Tan & Alexander Shaik
Name: Grace Tan & Alexander Shaik
Title:
Fine Silicon Co., Ltd.
Signed by: /s/ Zongwei Li
Name: Zongwei Li
Title: